UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2016

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On November 21, 2016, Gazit-Globe Ltd. (“Gazit” or the “Company”) held an annual and extraordinary general meeting of shareholders (the “Meeting”). All six proposals submitted to Gazit’s shareholders at the Meeting, consisting of the following, were duly approved by the requisite majorities (including, where applicable, special majorities) under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association, as amended:

1.	Approval of an updated compensation policy for the Company’s office holders for a three-year period in accordance with the requirements of the Companies Law.

2.	Approval of the re-appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer as the independent auditors of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s board of directors to fix the remuneration of the independent auditors.

3.	Re-election of each of the following existing directors of the Company until the next annual meeting of shareholders:

(a)	Mr. Chaim Katzman (Chairman of the Board)
(b)	Mr. Dori Segal (Executive Vice Chairman)
(c)	Ms. Rachel Lavine
(d)	Mr. Michael Haim Ben Dor
(e)	Mr. Douglas William Sesler (independent director)
(f)	Ms. Zehavit Cohen (independent director)

4.	Re-election of Yair Orgler as an external director under the Companies Law for a three-year term.

5.	Renewal of the Company’s directors and officers liability insurance policy.

6.	Approval of the application of the Company’s directors and officers liability insurance policy to Mr. Zvi Gordon (son-in-law of one of the Company’s controlling shareholders).

A description of each of the above proposals was set forth at greater length in the notice and proxy statement with respect to the Meeting, as amended. The initial notice and proxy statement were annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that was furnished to the Securities and Exchange Commission (the “SEC”) on October 26, 2016. Clarifying amendments to the contents of Proposal 1 and Proposal 4 for the Meeting were described in a Form 6-K that was furnished by the Company to the SEC on November 17, 2016 (the first Form 6-K furnished by the Company on that date).

The foregoing descriptions of the proposals, as so amended, are incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: November 22, 2016	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Chief Financial Officer

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